Mail Stop 3561
November 16, 2005
Patrick W. Hurley
Chief Financial Officer
Sport-Haley, Inc.
4600 East 48th Avenue
Denver, CO  80216-3215

      Re:	Sport-Haley, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2005
      Filed October 13, 2005
		File No. 033-74876-D

Dear Mr. Hurley:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page
1. We note you indicate here that your common stock is a class of securities registered under Section 12(g) of the Exchange Act. A review of your Edgar filing history, however, appears to reflect only one Exchange Act registration statement: a Form 8-A filed March 8,
1994 registering your common stock under Section 12(b). Please tell us when and how you registered your common stock under Section 12(g).

Market for Registrant`s Common Equity and Related Shareholder
Matters, page 11
2. The Item 201(b)(1) of Regulation S-K disclosure here indicates your "estimate that there were approximately 900 holders of record of your common stock" although "the vast majority of [y]our shares are
held in `street name,` and the actual number of holders may differ from [y]our estimate." By contrast, in your Forms 10-K for the 2001 through 2004 fiscal years, you disclosed only that your shares were
held by approximately between 900-1000 shareholders, without any reference to whether the figure represented record holders. In your
Forms 10-K for the 2000 and prior fiscal years, however, you did disclose having fewer than 100 holders of record. Please confirm to us this 2005 Form 10-K disclosure of approximately 900 holders does
represent record holders. Please also tell us whether the 2001 through 2004 Forms 10-K disclosure represented record holders, and if not, what the actual number of record holders of your common stock was as of the latest practicable date for the fiscal years 2001 through 2004.
****
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

	If you have any questions, please call Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, David Mittelman, Branch
Chief,
at (202) 551-3214, or me at (202) 551-3725.

								Sincerely,


								H. Christopher Owings
								Assistant Director
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Patrick W. Hurley
Sport-Haley, Inc.
November 16, 2005
Page 1